Filed Pursuant To Rule 433
Registration No. 333-167132
June 30, 2011
STATE STREET GLOBAL ADVISORS
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.787.2257
www.spdrs.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
The investment return and principal value of an investment will fluctuate in value, so that when shares are sold or redeemed they may be worth more or less than when they were purchased.
Diversification does not protect against loss.
Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk.
In addition to the normal risks associated with equity investing, narrowly focused investments and investments in smaller companies typically exhibit higher volatility.
Commodities contain heightened risk including market, political, regulatory, and natural conditions, and may not be suitable for all investors. The strategy will seek exposure to commodities through commodity-linked derivatives. Derivatives and commodity-linked derivatives may involve certain costs and risks such as liquidity, interest rate, market, credit, management and the risk that a position could not be closed when most advantageous.
Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Important Information Relating to SPDR Gold Shares Trust:
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
For more information State Global Makers, LLC, One Lincoln Street, Boston, MA, 02111 • 886.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
“Dow Jones®”, “The Dow®”, “Dow Jones Industrial AverageSM” and “DJIA®” are trademarks of the Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use by State Street Bank and Trust. The Products are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Product.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P, S&P 500 and S&P MIDCAP 400 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/ shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.
Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P 500®, SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts, and Select Sector SPDRs. ALPS Distributors, Inc. is not affiliated with State Street Global Markets, LLC.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.
© 2011 State Street Corporation. All Rights Reserved. IBG-4101    Exp. Date: 6/30/2012    IBG.FETFB.0611

Precise in a world that isn’t.

SPDR® Family of Exchange Traded Funds

Precise in a world that isn't.

SPDR
State Street Global Advisors

Precise in a world that isn’t.SM
You wouldn’t buy a high-performance sports car that almost handled well. Or a Swiss watch that sort of kept time. After all, when you buy certain things you expect them to be precise. Shouldn’t investments be one of them?
At State Street, we think they should be. That’s why we created SPDR exchange traded funds (ETFs), a family of ETFs that let you precisely match your investments to your investment strategy.
Small Cap. Large Cap. Real Estate. Emerging Markets. Fixed Income. Gold. Whatever the market segment, you get exactly what’s on the label. Nothing more. Nothing less.
The ETF Architect
At State Street, we approach investing like architects. We combine an engineer’s ability to turn complex problems into simple solutions with the practical precision of a high-end builder.
Above all, we provide each of our ETFs with a firm foundation. An ETF is only as reliable as its index. That’s why we work with providers who follow a strict selection process.
Institutional Quality
SPDR ETFs are designed to meet the high standards of professional investors, including the pensions and endowments of the world’s largest corporations and foundations.
By working with these organizations, we’ve made our products more efficient, responsive and, most of all, precise.
Dedication to Excellence
State Street created the first ETF—the SPDR S&P 500® (Symbol: SPY) — 18 years ago. Today, each member of the SPDR family reflects our intimate knowledge of the ETF market, not to mention our more than 30 years of indexing experience.
Pioneer
State Street pioneered many of the industry’s innovations in the last 18 years, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

S&P 500 State Street launches the SPDR(Symbol: SPY), the world’s first and still largest ETF.* State Street launches SPDR Dow Jones Industrial Average (Symbol:DIA) ETF, benchmarked against the Dow Jones Industrial Average, and Select Sector SPDRs, ® which divide the S&P 500 into nine sectors. State Street launches Hong Kong Tracker ETF—the largest IPO in Asian ex-Japan history at the time— raising over $4 billion. State Street launches its family of style and specialized ETFs. State Street extends its family of ETFs to Europe. State Street joins with local partners in Taiwan to launch the first local ETF, the Polaris Taiwan Top 50 Tracker Fund. State Street works with the World Gold Council to launch SPDR Gold Shares Trust (Symbol: GLD), the very first US commodity exchange traded trust, raising over $2 billion in three months. State Street partners with China Asset Management to launch the first local Chinese ETF— Shanghai SSE50 Index Fund. State Street launches the first international real estate (Symbol: RWX) and Japanese small cap (Symbol: JSC) ETFs. State Street launches the first regional emerging markets, global infrastructure (Symbol: GII) and international debt (Symbol: BWX) ETFs. State Street launches International Sectors and Emerging Markets Small Cap (Symbol: EWX) ETFs. State Street launches the first Convertible Securities ETF (Symbol: CWB). State Street partners with Nuveen Asset Management to provide municipal bond ETFs. State Street also launches the first International Corporate Bond ETF (Symbol: IBND). as of June 30, 2011

A SPDR to suit each investment objective
The ETF market has become flooded with hundreds of products all promising the same things: low cost, flexibility and selectivity. It’s no wonder investors have difficulty distinguishing one ETF from another.
At State Street, we believe the best ETFs are not only about ease and simplicity, but about accuracy and what they allow you to do. This belief is reflected in every member of the State Street SPDR ETF family.
Core
SPDR ETFs are benchmarked to an array of respected market indices. While the SPDR S&P 500 (Symbol: SPY) is one of the largest and most actively traded securities in the world, we offer domestic equity ETFs of every size. From small cap to comprehensive total stock market coverage, SPDR ETFs make it possible for investors to easily attain the core portfolio exposure they seek.
Style
Growth and value equity styles move in and out of favor over time. So we offer a modular suite of SPDR ETFs that represents the full spectrum of domestic equity markets. And they’re all classified by style. In other words, when you buy growth, that’s exactly what you get.
Sector
With sector ETFs, you get targeted, diversified access to specific sectors, without the risk level of single stocks. Sector ETFs can also be valuable for tactical weightings, hedging portfolio risk and year-end tax loss planning. Our Select Sector SPDRs can help you control your exposure to the US market and gain more power over your portfolio. These unique ETFs unbundle the S&P 500, so you can invest in the sectors that make the most sense to you.
Industry
Sometimes you have more interest in a specific industry than an entire sector. So why buy the whole pie when you only want a slice? We offer a full suite of industry SPDR ETFs that cover markets from banking to pharmaceuticals.
International/Global
Non-US stocks account for more than 50% of the world’s total market capitalization. And international equities offer tremendous diversification and return potential. At State Street, we offer an array of developed and emerging international SPDR ETFs. So you can get diversified, liquid exposure to even the most difficult-to-reach markets. Whether you seek small-cap, geography-specific exposure or single-product access to a large swath of non-US and global markets, we’ll be able to match your needs.
Commodities
Commodities can be great diversifiers. Statistical analysis shows that they have a low to negative correlation with other asset classes.1 But if you really want to capture the power of commodities, your exposure should be as pure as possible. Unfortunately, direct, liquid exposure to commodities can be difficult and expensive at best—impossible at worst. SPDR Gold Shares (Symbol: GLD) was State Street’s first foray into the commodity category and is the first-ever gold-backed exchange traded trust in the US. It offers a simplified, liquid2 and cost-efficient3 way to access gold bullion. Precisely.
Fixed Income
Fixed income investments offer three key benefits: diversification, income and tax advantages. With our fixed income ETFs, you get all of these benefits in one precise package. By investing in an ETF, you’ll get the performance of an entire bond portfolio, without having to constantly rebalance your holdings as the bonds mature. And as one of the largest fixed income managers in the world, we’re able to achieve economies of scale—so our funds are available at a low cost. Whatever taxable or tax-free segment or maturity range you’re interested in, these SPDR ETFs provide a smart, simple way to put your fixed income strategy to work.

[1]	Based on the correlation of gold to the following asset classes as represented by indices from November 1990 to October 2010 (1.00 being perfect correlation): (1) S&P 500: -0.06; (2) Dow Jones U.S. Select REIT: 0.05; and (3) Barclays Capital U.S. Aggregate Bond: 0.14.

[2]	Although shares of GLD have historically been readily tradeable on security exchanges, there can be no assurance that an active trading market will be maintained.

[3]	Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.